UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One:)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 001-14195

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN TOWER RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN TOWER CORPORATION

116 Huntington Avenue

Boston, Massachusetts 02116

AMERICAN TOWER RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

American Tower Retirement Savings Plan

Boston, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the American Tower Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 21, 2006

AMERICAN TOWER RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Participant-directed investments:
Mutual funds	$33,798,618	$34,317,054
American Tower Class A common stock	4,708,224	3,930,011
Participant loans	418,965	599,819

Total investments	38,925,807	38,846,884

Contributions receivable:
Participant		9,515
Employer		2,057

Total contributions receivable		11,572

NET ASSETS AVAILABLE FOR BENEFITS	$38,925,807	$38,858,456

See notes to financial statements.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
INVESTMENT ACTIVITY:
Net appreciation in fair value of investments	$2,331,727	$4,135,167
Dividends and interest	1,530,635	729,053

Net investment activity	3,862,362	4,864,220

CONTRIBUTIONS:
Participant	3,112,928	4,231,067
Employer	923,228	369,771

Total contributions	4,036,156	4,600,838

DEDUCTIONS:
Benefits paid to participants	(7,703,262)	(8,869,142)
Administrative expenses	(127,905)	(154,258)

Total deductions	(7,831,167)	(9,023,400)

NET INCREASE	67,351	441,658

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	38,858,456	38,416,798

End of year	$38,925,807	$38,858,456

See notes to financial statements.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the American Tower Retirement Savings Plan (the “Plan”) provides general information only. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General Information—The Plan is a defined contribution plan available to substantially all employees of American Tower Corporation (the “Company” or the “Plan Sponsor”) and its subsidiaries. The Company’s Benefits Committee, as Plan Administrator, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participant Contributions—Participants may contribute up to 25% of pretax annual compensation, as defined in the Plan, subject to limits set by the Internal Revenue Code (the “Code”). In addition, participants age 50 and older may make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans.

Employer Contributions—Each year, the Company may make discretionary matching contributions to be determined annually based on a percentage of an employee’s pretax contributions. Under the Plan, the Company matching contribution for periods prior to June 30, 2004 was 35% up to a maximum of 5% of a participant’s contributions. Effective July 1, 2004, the Plan was amended to increase the Company match to 50% up to a maximum of 6% of a participant’s contributions. The Company may also make annual discretionary profit sharing contributions in an amount to be determined at year end by the Company’s Board of Directors. No discretionary profit-sharing contributions were made in 2005 or 2004.

Participant Accounts—Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, Company matching contributions and allocations of Company discretionary profit sharing contributions (if any) and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on each participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from his or her vested account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contribution portion of participants’ accounts (plus actual earnings thereon) occurs at a rate of 25% per year, beginning after one year of service, until a participant becomes fully vested. Vesting in the Company’s profit sharing portion of participants’ accounts (plus actual earnings thereon) occurs according to a five-year graded schedule, beginning with 20% after one year of service.

Payment of Benefits—Total or partial cash distributions from the Plan are permitted upon a participant’s attainment of age 59 1/2, termination of employment, retirement, death or disability. In addition, withdrawals are also permitted for certain events that result in financial hardship to the participant.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Forfeitures—Unvested Company contributions and earnings thereon that have been forfeited may be applied against administrative expenses of the Plan and to reduce Company contributions. At December 31, 2005 and 2004, forfeited, nonvested participant accounts totaled approximately $128,000 and $88,000, respectively. During the years ended December 31, 2005 and 2004, Company contributions funded from the forfeiture account were $2,000 and $725,000, respectively. During the years ended December 31, 2005 and 2004, Plan administrative expenses of approximately $121,000 and $143,000 were paid from forfeited, nonvested participant accounts.

Investments—Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan offers several mutual funds and American Tower Corporation Class A common stock as investment options for participants.

Participant Loans—Participants may borrow from their accounts a minimum of $1,000. The maximum amount is the lesser of one-half of a participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance in a participant’s account during the prior twelve-month period. Loans are fully secured by the participant’s vested interest in his or her account. Loan terms generally range from one to five years with terms extending to 10 years for loans associated with the purchase of a primary residence. Participant loans bear interest at a rate commensurate with local prevailing rates at the date of the loan. The applicable interest rates for outstanding loans ranged from 4.00% to 9.50% as of December 31, 2005 and 2004. Principal and interest are paid ratably through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates and assumptions.

Risks and Uncertainties—The Plan invests in American Tower Corporation Class A common stock and mutual funds that hold investment securities including U.S. government securities, corporate debt instruments and corporate stock. Investment securities are, in general, exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Expenses—All expenses are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits—Benefits are recorded when paid.

3.	INVESTMENTS

Investments representing five percent or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2005	2004
Fidelity Growth Company Fund	$6,173,404	$6,183,045
Fidelity Growth & Income Portfolio	4,493,115	5,279,947
Spartan U.S. Equity Index Fund	4,389,058	4,302,181
Fidelity Magellan Fund	4,325,089	4,928,683
Fidelity Worldwide Fund	3,008,733	2,829,837
Fidelity Retirement Money Market Portfolio	2,331,863	2,587,802
Fidelity Puritan Fund	2,262,821	2,380,649
Fidelity Low-Priced Stock Fund	2,055,506	2,111,503
Fidelity U.S. Bond Index Fund		2,287,175
American Tower Corporation Class A common stock	4,708,224	3,930,011

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2005	2004
Fidelity Growth Company Fund	$693,911	$668,816
Fidelity Growth & Income Portfolio	(469,646)	360,098
Fidelity Worldwide Fund	190,167	295,416
Spartan U.S. Equity Index Fund	128,178	343,850
Fidelity Magellan Fund	97,959	294,396
Fidelity Mid-Cap Stock Fund	81,519	42,057
Fidelity Low-Priced Stock Fund	40,625	249,133
Fidelity Value Fund	36,301	5,932
Fidelity Diversified International Fund	16,030
Fidelity Freedom 2030 Fund	13,642	13,415
Fidelity Freedom 2040 Fund	10,121	7,796
Fidelity Freedom 2020 Fund	6,785	8,048
Fidelity Freedom 2035 Fund	2,608	287

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Fidelity Freedom 2010 Fund	1,491	1,583
Fidelity Freedom Income Fund	593	1,403
Fidelity Freedom 2000 Fund	395	1,100
Fidelity Freedom 2025 Fund	369	105
Fidelity Freedom 2005 Fund	253	9
Fidelity Freedom 2015 Fund	2	10
Fidelity Puritan Fund	(28,008)	64,635
Fidelity U.S. Bond Index Fund	(45,509)	(26,198)
AIM Basic Value A Fund	3,682	1,270

American Tower Corporation Class A common stock	1,550,259	1,802,006

Net appreciation	$2,331,727	$4,135,167

4.	PLAN TERMINATION AND AMENDMENTS

Although it has not expressed any intention to do so, the Board of Directors of the Company has the right under the Plan to suspend its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested. During 2004, the Company sold certain non-core businesses, which consequently resulted in a partial plan termination. The partial plan termination resulted in the affected participant accounts becoming fully vested.

The Board of Directors of the Company also has the right to amend the Plan, in whole or in part, subject to the provisions of ERISA. (See Notes 1 and 8.)

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the “IRS”) has determined, and informed the Company by a letter, dated October 2, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED-PARTY TRANSACTIONS

The Plan’s investments as of December 31, 2005 and 2004 include shares of mutual funds held in trust and managed by Fidelity, the Plan’s trustee. Fees paid by the Plan to Fidelity for the years ended December 31, 2005 and 2004 were $127,905 and $154,258, respectively. FMR Corp. and its various affiliates, including Fidelity, owned approximately 42.5 million and 29.8 million shares of Class A common stock of the Company as of December 31, 2005 and 2004, respectively (based on FMR Corp.’s Schedule 13-G filed on February 14, 2006 and February 14, 2005, respectively).

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

At December 31, 2005 and 2004, the Plan held 173,735 and 213,588 shares, respectively, of Class A common stock of the Company, with a cost basis of $1,389,503 and $1,451,051, respectively. The Company did not make dividend payments during the years ended December 31, 2005 and 2004.

7.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted the July 23, 2004 participant contributions of $329 to the trustee on June 8, 2005 and the November 19, 2004 participant contributions of $4,125 to the trustee on December 23, 2004, which was later than required by D.O.L. Regulation 2510.3-102. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

8.	SUBSEQUENT EVENTS

In August 2005, the Company completed a merger transaction with SpectraSite, Inc. pursuant to which, among other things, SpectraSite Communications, Inc. (“SpectraSite”), a wholly owned subsidiary of SpectraSite, Inc., became a wholly owned subsidiary of the Company. Effective January 1, 2006, any employee of SpectraSite was permitted to participate in the Plan. In addition, as of May 2, 2006, the Company merged the SpectraSite Communications, Inc. 401(k) Plan into the Plan, pursuant to which net assets of approximately $11,257,000 were transferred into the Plan.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per financial statements to amounts reported in the Plan’s Form 5500 at December 31, 2004:

2004
Net assets available for benefits per the financial statements	$38,858,456
Contributions receivable	(11,572)

Net assets available for benefits per the Form 5500	$38,846,884

The following is a reconciliation of contributions per the financial statements to contributions reported in the Plan’s Form 5500 for the years ended December 31, 2005 and 2004:

	2005	2004
Contributions per the financial statements	$4,036,156	$4,600,838
Decrease in contributions receivable	11,572	162,321

Contributions per the Form 5500	$4,047,728	$4,763,159

AMERICAN TOWER RETIREMENT SAVINGS PLAN

FORM 5500—SCHEDULE H, PART IV

LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

a)	b) Identity of Issue, Borrower, Lessor, or Similar Party	c) Description of Investment Including Maturity Date, Interest Rate, Collateral, Par, or Maturity Value	d) Cost**	e) Current Value
*	Fidelity Investments	Growth Company Fund		$6,173,404
*	Fidelity Investments	Growth & Income Portfolio		4,493,115
*	Fidelity Investments	Magellan Fund		4,325,089
*	Fidelity Investments	Spartan U.S. Equity Index Fund		4,389,058
*	Fidelity Investments	Worldwide Fund		3,008,733
*	Fidelity Investments	Retirement Money Market Portfolio		2,331,863
*	Fidelity Investments	Puritan Fund		2,262,821
*	Fidelity Investments	Low-Priced Stock Fund		2,055,506
*	Fidelity Investments	U.S. Bond Index Fund		1,888,760
*	Fidelity Investments	Value Fund		1,001,015
*	Fidelity Investments	Mid-Cap Stock Fund		802,304
*	Fidelity Investments	Freedom 2030 Fund		237,241
*	Fidelity Investments	Diversified International		198,038
*	Fidelity Investments	Freedom 2040 Fund		174,345
*	Fidelity Investments	Freedom 2020 Fund		147,698
*	Fidelity Investments	Freedom Income Fund		64,532
*	Fidelity Investments	Freedom 2010 Fund		63,499
*	Fidelity Investments	Freedom 2035 Fund		59,746
*	Fidelity Investments	Freedom 2000 Fund		37,978
*	Fidelity Investments	Freedom 2025 Fund		8,236
*	Fidelity Investments	Freedom 2015 Fund		1,239
*	Fidelity Investments	Freedom 2005 Fund		272
	AIM Investments	Basic Value Fund Class A		74,126
*	American Tower Corporation	Class A common stock		4,708,224
*	Participants	Participant loans with various interest rates from 4.00% to 9.50% and various maturity dates through 2015		418,965

	Total			$38,925,807

*	Represents a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments and therefore has not been included.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of American Tower Corporation, as Plan Administrator, has duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized, in the city of Boston, Massachusetts on the 28th day of June 2006.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

By:	/s/ AILEEN T. TORRANCE
Aileen T. Torrance Member, Benefits Committee

The following exhibits are filed as part of this Annual Report on Form 11-K.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP